2002 Annual Report

Making Decisions > Taking Action > Moving Forward

VALLEY FORGE
SCIENTIFIC


WAVELENGTH

> REACHING NEW AUDIENCES

We begin the new year with a fresh approach to reaching our many audiences. We have shifted from traditional investor relations to a more comprehensive public relations approach, which gives us the range and flexibility to meet several goals at once —raising our visibility in the media, targeting new individual investors and investment clubs, and communicating with shareholders effectively. Our collaborator in this effort is MCS Public Relations. Founded in 1985, MCS is focused on health care with a strong institutional knowledge of issues affecting the industry, trends in medical research and emerging opportunities in the marketplace. Our new public relations campaign includes a corporate membership in the National Association of Investment Clubs (NAIC) which will bring our company to the attention of investment clubs nationwide. NAIC encompasses 32,000 investment clubs with a total membership portfolio value of $125 billion.

Corporate communications is better than ever with the launch of our new website, www.vlfg.com, and our quarterly newsletter, Wavelength.

> MAKING DIRECT CONNECTIONS

We look forward to the opportunities presented by establishing selling relationships with three major dental product distributors — Benco, Patterson, and Sullivan Schein — for sales of our Bident® Oral Tissue Management System. By taking control of the distributor relationship, we will have a greater impact on sales representative training and education and a closer connection to our customers. We believe that these relationships, backed by our strong new communications effort, will reposition the dental line for growth.

The Bident® Bipolar Oral Tissue Management System cuts and coagulates using our DualWave™ technology, which has been used without injury for 20 years in neurosurgery. This means more precise control for dentists, and safer, more comfortable procedures for patients.

DallasNews.com
Finance-Canada
LA Times.com
Lycos Finance
Medical Devices.org
The Motley Fool
MSN Money
National Hispanic Corporate Council
NBC6.com
New York Times.com
Newsday.com
Reuters.com
Stockpoint.com
Thestreet.com
USAToday.com
Washington Post.com
Yahoo Finance

Strategic Thinking:

POSITIONING VLFG FOR GROWTH



EXPANDING OUR MARKETS

We are excited about the development and launch of a range of new products in the months ahead. Not only are we in the final stages of our irrigation/lavage project development and anticipate a launch in calendar 2003, but we also embarked on a new product development project with Stryker Corporation for applications outside of neurosurgery. Stryker Corporation develops, manufactures and markets specialty surgical and medical products worldwide. In addition to these plans, we are collaborating with the renowned Dr. M. Gazi Yasargil to design a line of handheld, disposable neurosurgical instruments which we look forward to releasing to new neurosurgical markets worldwide.

Dr. Gazi Yasargil was named "The Neurosurgeon of the Last 50 Years" for his pioneering work in micro-neurosurgery by the Congress of Neurological Surgeons.

VLFG IN THE NEWS

Valley Forge Scientific has been featured recently on the following business and medical news Web sites:

Bio.org	Boston.com	Cnet
Biospace.com	CBS MarketWatch	CNET.com
Bloomberg.com	Chicago Tribune	CNN Money

> Valley Forge Scientific has been setting the stage for expansion all year long. Forging new strategic alliances, launching new product development, redesigning distribution networks — in short, positioning the company for growth. **Energy is the core of Valley Forge Scientific, and we've made the most of it this year.**



LETTER TO OUR SHAREHOLDERS

2002 was a year of strategic decisions for Valley Forge Scientific. In the last twelve months, we scrutinized our business model and made tactical changes affecting everything from our public image to our future products. We forged dynamic new alliances, launched focused development projects, and analyzed the impact of our sales networks. We have set the stage for a year of increased agility in reaching our markets and our audiences. > I am pleased to report our highest earnings to date, of $0.05 per common share for fiscal 2002, as compared to $0.04 per share in fiscal 2001. Retained earnings for our shareholders significantly increased, from $120,024 for fiscal 2001 to $500,551 for fiscal 2002. Accordingly shareholder equity has increased from $3,868,748 in fiscal 2001 to $4,202,397 in fiscal 2002. Net sales for fiscal 2002 were $5,021,931, a slight decrease when compared to net sales of $5,263,485 in fiscal 2001, however the astute reduction of cost of sales and selling, general, and administrative expenses allowed us to increase net income by 15% to $380,528 for fiscal 2002, from $330,221 in fiscal 2001.

EXPANDING OPPORTUNITIES

> Codman and Shurtleff, our neurosurgical distributor, continued its responsive promotion of our Malis® line of products, providing a 10% increase in revenue for fiscal 2002, as compared to fiscal 2001. Our increase in sales to Codman & Shurtleff came in spite of nominal sales of our handheld disposable instruments in fiscal 2002. We are currently discussing refining and expanding our product line to include Yasargil™ style neurosurgical disposable instruments for re-introduction in calendar 2003. We are also in the final stages of our irrigation/lavage project development and anticipate a launch in calendar 2003. > As a result of the decrease in market penetration of Bident International, L.L.C., we have substantially revised our marketing plans for the dental line. Effective December 2002, we began to establish relationships directly with three dental distributors—Benco, Patterson and Sullivan Schein—and have begun building the infrastructure to support our direct sales to these major dental product dealers. We have planned an extensive public relations and marketing campaign, which will target dentists, periodontists, and oral surgeons, and also include *continued on next page*

> 2002 has been a year of decisive actions and promising new alliances for Valley Forge Scientific. We are excited about implementing these changes in 2003 — bringing our products to new audiences, developing innovative instrumentation and continuing to offer creative technological solutions.

continued from last page a direct-to-consumer approach. We will continue to assess the sales progress of our dental distributors and, based on performance, will implement changes in strategy to meet our goals. > The next generation of our DualWave™ technology is also in development through our new relationship with Stryker Corporation. We are very pleased with the progress in this area and look forward to delivering superior new products to the marketplace.

RAISING VISIBILITY

> On the administrative side, we made a significant shift from an investor relations firm to a broader public relations agency to add energy to our communications with investors, media, and the general public. Our decision to move away from traditional investor relations to public relations was extensively researched, and upon evaluation of our opportunities, we have determined that the best approach is a two-tiered plan. Our public relations efforts will initially focus on potential individual investors, consumers and healthcare providers. As the trading volume of our stock increases, we will initiate a complementary investor relations campaign to focus on institutional investors. > 2002 has been a year of decisive actions and promising new alliances for Valley Forge Scientific. We are excited about implementing these changes in 2003—bringing our products to new audiences, developing innovative instrumentation and continuing to offer the medical community creative technological solutions that meet pressing clinical needs. We look forward to serving our shareholders by reaching these goals, and as always, we thank you for your continued support of our efforts and our vision.

Sincerely,

Jerry L. Malis
Chairman, President and Chief Executive Officer

The discussions in this Annual Report include certain forward looking statements. As such, actual results may vary materially from such expectations. Please refer to the "Forward Looking Statements" and the "Additional Cautionary Statements" paragraphs of Management's Discussion and Analysis section as part of this annual report for a discussion of meaningful factors that may affect the realization of such expectations.

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA

Fiscal year ended Sept. 30,	2002	2001	2000	1999	1998
Net Sales	$5,021,931	$ 5,263,485	$4,397,939	$3,721,528	$ 3,879,977
Operating Income (Loss)	632,000	485,746	(110,817)	(197,810)	(63,521)
Net Income (Loss)	380,257	330,221	(54,312)	(124,973)	(34,374)
Basic Earnings per share (Loss)	.05	.04	(.01)	(.02)	(.00)
Fully Diluted Earnings (Loss) per share	.05	.04	(.01)	(.02)	(.00)

BALANCE SHEET DATA

Sept. 30,	2002	2001	2000	1999	1998
Current Assets	$3,981,746	$ 3,516,992	$3,093,698	$3,161,394	$ 3,216,510
Total Assets	4,570,035	4,171,214	3,852,079	4,034,443	4,204,211
Current Liabilities	353,281	283,186	182,185	166,618	161,120
Long Term Liabilities	14,357	19,280	20,661	16,885	18,445
Retained Earnings (Deficit)	500,551	120,024	(210,197)	(155,885)	(30,912)
Stockholders' Equity	$4,202,397	$ 3,868,748	$3,649,233	$3,850,940	$ 4,024,646

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations which express that we "believe," "anticipate," "expect" or "plan to" as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of the risks and uncertainties described herein and elsewhere including, but not limited to, those factors discussed in "ADDITIONAL CAUTIONARY STATEMENTS" section, below. We do not intend to update these forward looking statements.

OVERVIEW

We design, develop, manufacture and sell medical devices. Our core business is in our bipolar electrosurgical generators and related instrumentation, based on our DualWave™ technology. Our bipolar systems allow a surgeon or dentist to cut tissue in a manner that minimizes collateral damage to surrounding healthy tissue and to coagulate blood vessels quickly, safely and efficiently. By essentially eliminating damage to surrounding healthy tissue, the surgeon can work safely in direct contact with nerves, blood vessels, bone and metal implants. Our bipolar systems are designed to replace other surgical tools, such as monopolar systems, lasers and conventional instruments, used in soft tissue surgery.

Our DualWave™ technology is applicable to many surgical markets. Our bipolar systems are currently used to perform many types of neurosurgery, spine surgery and dental surgery. We have entered into a worldwide exclusive distribution agreement with Codman & Shurtleff, Inc., a subsidiary of Johnson & Johnson, Inc., to market our neurosurgery bipolar systems.

Historically, we have derived a significant portion of our sales from our neurosurgery bipolar system. Sales revenue from our Bident® bipolar dental system commenced in the 2000 fiscal year. Our strategy is to increase sales of our Bident® bipolar dental system by directly selling our products to an expanded base of national dental product dealers, expand the offerings of products in the field of neurosurgery and broaden the market for our products in other clinical and surgical markets that have a need for bipolar electrosurgery. Our strategy also includes using our DualWave™ technology and sales of our bipolar generators to drive sales of complementary disposable hand-held instruments and products.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as disclosures included elsewhere in this Form 10-K, are based upon our audited consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies. On an on-going basis, we evaluate the estimates used, including those related to product returns, bad debts, inventory valuation, impairments of tangible and intangible assets, income taxes, warranty obligations, other accruals, contingencies and litigation. We base our estimates on historical experience, current conditions and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies involve more significant judgments and estimates used in the preparation of the consolidated financial statements.

We maintain an allowance for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

We provide for the estimated cost of product returns based upon historical experience and any known conditions or circumstances. Our warranty obligation is affected primarily by product that does not meet specifications and performance requirements within the applicable warranty period and any related costs of addressing such matters. Should actual incidences of product not meeting specifications and performance requirements differ from our estimates, revisions to the estimated warranty liability may be required.

We value inventory at the lower of cost or market and write down the value of inventory for estimated obsolescence or unmarketable inventory. An inventory reserve is maintained based upon historical data of actual inventory written off and for known conditions and circumstances. Should actual product marketability be affected by conditions that are different from those projected by management, revisions to the estimated inventory reserve may be required.

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. We disclose the summary of pro forma effects to reported net income as if we had elected to recognize compensation cost based on the fair value of stock based awards to employees of Valley Forge Scientific Corp. as prescribed by SFAS 123.

RESULTS OF OPERATIONS

SUMMARY Sales of $5,021,931, for fiscal 2002 were 5% less than sales of $5,263,485 for fiscal 2001 and 14% greater than sales of $4,397,939 for fiscal 2000. Operating income increased by 30% to $632,000 in fiscal 2002 from $485,746 in fiscal 2001. In fiscal 2000, we had a loss from operations of $110,817. Net income for fiscal 2002 increased by 15% to $380,527 from net income of $330,221 for fiscal 2001. In fiscal 2000, we had a net loss of $54,312.

REVENUES Sales of $5,021,931 in fiscal 2002 reflect an increase in sales volume to Codman & Shurtleff, Inc., the distributor of our products in the neurosurgery market, and a decrease in sales volume to Bident International, LLC, which distributed our products in the dental market in fiscal 2002. In fiscal 2002, Codman & Shurtleff, Inc. accounted for 90% of our sales, as compared to 79% of sales for fiscal 2001 and 84% of our sales for fiscal 2000. Sales of the Bident® bipolar dental system were 7% of total sales for fiscal 2002 as compared to 19% of sales for fiscal 2001 and 7% of our sales for fiscal 2000.

Sales to Codman & Shurtleff, Inc. in fiscal 2002 reflected growth in sales volume of our bipolar generators, irrigators and accessories. Sales volume of our disposable cord/tubing sets in fiscal 2002 were essentially constant with sales volume in fiscal 2001. Codman & Shurtleff, Inc.'s marketing plan for our disposable hand-held instruments did not materialize as we expected and we only achieved minimal market penetration and nominal sales of disposable hand-held instruments in fiscal 2002. We are in discussions with Codman & Shurtleff, Inc. regarding the refinement and expansion our disposable hand-held instrument product offering for re-introduction in fiscal 2003. At this time, we cannot forecast the contribution sales of these instruments will have in fiscal 2003. Our distribution agreement with Codman & Shurtleff, Inc. for the exclusive worldwide right to sell our neurosurgery bipolar systems and certain other products in the field of neurocranial and neurospinal surgery continues through December 31, 2003.

In January 2002, Bident International, LLC, the distributor of our dental products, began using a dealer sales representative as the primary means of selling our dental products to dental product dealers. During fiscal 2002, Bident International, LLC, was not successful in establishing relationships with major dental product dealers and we have recently decided to change the marketing plan for our dental products. Our new marketing plan does not involve Bident International, LLC and focuses on direct marketing and sales of our Bident® bipolar dental system to national dental product dealers. We are in the process of terminating our distribution agreement with Bident International, LLC. We feel that the new marketing plan will achieve greater market penetration of our dental products in the dental market. We are in the early stages of establishing the infrastructure to support our dental dealer marketing effort and we have planned a marketing campaign for the first half of calendar 2003 targeting dentists, periodontists and oral surgeons, with a direct consumer approach.

In fiscal 2002, 59% of our sales related to sales of bipolar electrosurgical generators, irrigators and accessories as compared to approximately 57% and 59% of our sales in fiscal 2001 and 2000, respectively. Sales of disposable products accounted for approximately $1,669,000, or 33% of our sales, in fiscal 2002 as compared to approximately $1,999,000, or 38% of our sales, in fiscal 2001 and approximately $1,763,000, or 40% of our sales, in fiscal 2000. The reduced sales in disposable products reflect reduced sales of neurosurgery hand-held instruments and reduced sales of dental products.

COST OF PRODUCT SALES Cost of sales for fiscal 2002 was $2,463,209, or 49% of sales, compared with $2,692,036, or 51% of sales, for fiscal 2001. During fiscal 2000, cost of sales was $2,443,406, or 56% of sales. Gross margin was 51% for fiscal 2002 as compared to 49% for fiscal 2001 and 44% for fiscal 2000.

The increase in gross margin as a percentage of sales is attributable to changes in product mix and increased manufacturing efficiencies. We cannot be sure that gross margins will remain at current levels or show improvement in the future due to the distribution channels used, product mix, and fluctuation in manufacturing production levels and overhead costs as new products are introduced. In addition, inefficiencies in manufacturing new products and the distribution channels utilized to sell those products may adversely impact gross margin.

OPERATING EXPENSES

Selling, general and administrative expenses decreased to $1,503,001, or 30% of sales, in fiscal 2002, from $1,652,289, or 31% of sales, in fiscal 2001, and from $1,646,438, or 37% of sales, in fiscal 2000. Overall, the decrease in selling, general and administrative expenses in absolute dollars was primarily attributable to increased cost cutting efforts and elimination of administrative positions.

Research and development expenses were $360,111, or 7% of sales, in fiscal 2002, $352,773, or 7% of sales, in fiscal 2001, and $338,318, or 8% of sales, in fiscal 2000. We will continue to invest in research and development to expand our technological base for use in both existing and additional clinical areas. In September 2002, we entered into a development agreement with Stryker Corporation to expand the use of our DualWave™ technology for use in a field outside of the neurosurgery and dental fields.

As a result of our cost cutting efforts in both cost of sales and selling general and administrative expenses and changes in product mix, our operating income in fiscal 2002 increased by 30% to $632,000 from $485,746 in fiscal 2001, and compared to a loss from operations of $110,817 in fiscal 2000.

OTHER INCOME AND EXPENSE, NET

Other income and expense, net, decreased for fiscal 2002 to $23,111 from $39,428 for fiscal 2001 and from $38,243 for fiscal 2000 due primarily to lower interest rates on the short-term investments for our cash balances. At the end of fiscal 2002, we had $2,543,898 in cash and cash equivalents as compared to $1,500,622 at the end of fiscal 2001 and $965,240 at the end of fiscal 2000.

INCOME TAX BENEFIT/(PROVISION)

The provision for income taxes was $274,584 for fiscal 2002 as compared to $194,953 for fiscal 2001 and an income tax benefit of $18,262 for fiscal 2000. Our effective tax rate in fiscal 2002 was approximately 42% as compared to approximately 37% in fiscal 2001 and approximately (25%) in fiscal 2000.

NET INCOME (LOSS)

Net income increased by 15% to $380,527 for fiscal 2002, as compared to net income of $330,221 for fiscal 2001, and a net loss of $54,312 for fiscal 2000. Basic and diluted income per share was $.05 for fiscal 2002 as compared to basic and diluted income per share of $.04 for fiscal 2001 and a loss per basic and diluted share of $.01 for fiscal 2000. Net income for the current fiscal year reflects an increase in gross margin and reduced selling and general administrative expenses. Although we have been profitable on a quarterly basis since the third quarter of fiscal 2000, we cannot be sure that we can sustain revenue growth or profitability.

LIQUIDITY AND CAPITAL RESOURCES

At the end of fiscal 2002, we had $3,628,465 in working capital compared to $3,233,806 at the end of fiscal 2001 and $2,911,513 at the end of fiscal 2000. The primary measures of our liquidity are cash, cash equivalents, accounts receivable and inventory balances, as well as our borrowing ability. The cash equivalents are highly liquid with original maturities of ninety days or less.

Cash generated by operating activities was $1,059,755 for fiscal 2002 as compared to $678,990 generated in fiscal 2001. The cash generated by operating activities was mainly attributable to increased operating profits, a decrease in accounts receivable, inventory and deferred tax assets and an increase in accounts payable, accrued expenses and income taxes payable. This was partially offset by an increase in prepaid items.

In fiscal 2002, accounts receivable net of allowances decreased by $267,211 to a total of $337,939 at the end of fiscal 2002. The decrease in accounts receivable was principally due to an improved collection process, timing of shipments and reduced sales levels for fiscal 2002.

In fiscal 2002, inventories decreased by $316,704 to a total of $882,832 at the end of fiscal 2002 compared to $1,199,536 at the end of fiscal 2001. The decrease was primarily due to improved inventory management and reduced sales levels for fiscal 2002. Inventories were kept at these levels primarily to support anticipated future sales activity.

In fiscal 2002, we received net proceeds of $55,825 from the repayment of employee loans. We also used approximately $25,000 for the purchase of property and intangible assets. Net property and equipment decreased to $136,131 at the end of fiscal 2002 as compared to $145,800 for fiscal 2001.

In August 2002, our Board of Directors terminated our then existing stock repurchase program and authorized a new repurchase program to purchase up to 200,000 shares of our common stock. Cash used for financing activities was $46,878 in fiscal 2002 as a result of the repurchase of 26,500 shares of our common stock in fiscal 2002 pursuant to the stock repurchase program. All 26,500 shares of common stock repurchased were retired or were in the process of being retired as of September 30, 2002. From October 1, 2002 to November 30, 2002, we purchased an additional 36,600 shares of our common stock pursuant to the stock repurchase program at a cost of $57,882.

At September 30, 2002, we had cash and cash equivalents of $2,543,898. We plan to finance our operating and capital needs principally with cash flows from operations and existing balances of cash and cash equivalents, which we believe will be sufficient to fund our operations in the near future. However, should it be necessary, we believe we could borrow adequate funds at competitive rates and terms. Our future liquidity and capital requirements will depend on numerous factors, including the success in commercializing our existing products, development and commercialization of products in other clinical markets, the ability of our suppliers to continue to meet our demands at current prices, the status of regulatory approvals and competition.

We have a line of credit of $1,000,000 with First Union National Bank, which calls for interest to be charged at the bank's national commercial rate. The credit accommodation is unsecured and requires us to have a tangible net worth of no less than $3,000,000. Our current tangible net worth exceeds $3,000,000 at September 30, 2002. There was no outstanding balance on this line.

NON-AUDIT SERVICES PERFORMED BY EXTERNAL AUDITORS

Pursuant to Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for disclosing to investors the non-audit services approved by our Audit Committee to be performed by Samuel Klein and Company, our external auditor. Non-audit services are defined in the law as services other than those provided in connection with an audit or a review of the financial statements of the company. During the period covered by this filing, our Audit Committee approved non-audit tax compliance services in connection with the preparation of our tax returns, which subsequently were or are being performed by Samuel Klein and Company.

FORWARD LOOKING STATEMENTS

The information provided in this report may contain "forward looking" statements or statements which arguably imply or suggest certain things about our future. Statements which express that we "believe", "anticipate", "expect", or "plan to" as well as other statements which are not historical fact, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, but are not limited to statements about: (1) any competitive advantage we may have as a result of our installed base of electrosurgical generators in the field of neurosurgery; (2) our belief that our products exceed industry standards or favorably compete with other companies' new technological advancements; (3) the future success of products and disposable instrumentation in the field of neurosurgery and the dental market; and (4) our ability to attract distributors for our products outside of neurosurgery, and the acceptance and continued acceptance of our products in those markets. These statements are based on assumptions that we believe are reasonable, but a number of factors could cause our actual results to differ materially from those expressed or implied by these statements. We do not intend to update these forward looking statements. You are advised to review the "Additional Cautionary Statements" section below for more information about risks that could affect the financial results of Valley Forge Scientific.

ADDITIONAL CAUTIONARY STATEMENTS

WE FACE INTENSE COMPETITION

The markets for our current and future products are intensely competitive. Some surgical procedures which utilize or could utilize our products could potentially be replaced or reduced in importance by alternative medical procedures or new drugs which could render our products obsolete or uncompetitive in these markets.

OUR GROWTH DEPENDS ON INTRODUCING NEW PRODUCTS AND THE MARKET PENETRATION BY THIRD PARTY DISTRIBUTORS

Our growth depends on the acceptance of our products in the marketplace, the market penetration achieved by the companies that we utilize, sell to, and rely on, to distribute our products, and our ability to introduce new and innovative products that meet the needs of medical professionals. There can be no assurance that we will be able to continue to introduce new and innovative products or that the products we introduce, or have introduced, will be widely accepted by the marketplace, or that companies which we contract with to distribute our products will continue to achieve market penetration in the field of neurosurgery and achieve market penetration in the dental market and surgical disciplines and markets outside of neurosurgery. Our failure to continue to introduce new products or gain wide spread acceptance of our products would adversely affect our operations.

WE DEPEND ON ATTRACTING NEW DISTRIBUTORS FOR OUR PRODUCTS

In order to successfully commercialize our products in new markets, we will need to enter into distribution arrangements with companies who can distribute our products in those markets successfully.

OUR PRODUCTS ARE EXTENSIVELY REGULATED WHICH COULD DELAY PRODUCT INTRODUCTION OR HALT SALES

The process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. Although we have not experienced any substantial regulatory delays to date, there is no assurance that delays will not occur in the future, which could have a significant adverse effect on our ability to introduce new products on a timely basis. Regulatory agencies periodically inspect our manufacturing facilities to ascertain compliance with "good manufacturing practices" and can subject approved products to additional testing and surveillance programs. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal penalties. While we believe that we are currently in compliance, if we fail to comply with regulatory requirements, it could have an adverse effect on our results of operations and financial condition.

A SIGNIFICANT AMOUNT OF OUR BUSINESS COMES FROM ONE CUSTOMER

Codman & Shurtleff, Inc. accounted for 90% of our sales in fiscal 2002, and 79% and 84% of our sales in fiscal 2001 and 2000, respectively. Any cancellation, deferral or significant reduction in sales to Codman & Shurtleff, Inc. could seriously harm our business, financial condition and results of operations.

WE FACE UNCERTAINTY OVER REIMBURSEMENT

Failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from health care payors for procedures in which our products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

WE MAY BE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY

Our ability to compete effectively depends in part on developing and maintaining the proprietary aspects of our bipolar technology. We cannot assure you that the patents we have obtained, or any patents we may obtain, will provide any competitive advantages for our products, or that we will be able to maintain a competitive advantage after our patents expire. We also cannot assure you that those patents will not be successfully challenged, invalidated or circumvented in the future. In addition, we cannot assure you that competitors, many of which have substantial resources and have made substantial investments in competing technologies, have not already applied for or obtained, or will not seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in international markets. Patent applications are maintained in secrecy for a period after filing. We may not be aware of all of the patents and patent applications potentially adverse to our interests.

WE MAY BECOME SUBJECT TO A PATENT LITIGATION

The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We cannot assure you that we will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of invention.

WE MAY HAVE PRODUCT LIABILITY CLAIMS

Our products involve a risk of product liability claims. Although we maintain product liability insurance at coverage levels, which we believe are adequate, there is no assurance that, if we were to incur substantial liability for product liability claims, insurance would provide adequate coverage against such liability.

OUR OPERATING RESULTS MAY FLUCTUATE

We have experienced operating losses at various times since our inception. Our results of operations may fluctuate significantly from quarter to quarter based on numerous factors including the following:

- the introduction of new product lines;
- the level of market acceptance of our products;
- achievement of research and development milestones;
- timing of the receipt of orders from, and product shipments to, our distributors;
- timing of expenditures;
- manufacturing or supply delays;
- the time needed to educate and train a distributor's sales force;
- product returns; and
- receipt of necessary regulatory approvals.

CONSOLIDATED BALANCE SHEETS

September 30,

	2002	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,543,898	$ 1,500,622
Accounts receivable, net	337,939	605,150
Inventory	882,832	1,199,536
Prepaid items and other current assets	140,784	107,304
Deferred tax assets	76,293	104,380
Total Current Assets	3,981,746	3,516,992
Property, Plant and Equipment, net	136,131	145,800
Goodwill	153,616	153,616
Intangible Assets, Net	294,371	349,360
Other Assets	4,171	5,446
Total Assets	$ 4,570,035	$ 4,171,214
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 200,972	$ 191,786
Income taxes payable	152,309	91,400
Total Current Liabilities	353,281	283,186
Deferred Tax Liability	14,357	19,280
Total Liabilities	367,638	302,466
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock	-	-
Common stock (no par, 20,000,000 shares authorized, shares issued and outstanding at September 30, 2002 - 8,041,312 and at September 30, 2001 - 8,067,812)	3,701,846	3,748,724
Retained earnings	500,551	120,024
	4,202,397	3,868,748
Total Liabilities and Stockholders' Equity	$ 4,570,035	$ 4,171,214

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended September 30,

	2002	2001	2000
Net Sales	$ 5,021,931	$ 5,263,485	$ 4,397,939
Cost of Sales	2,463,209	2,692,036	2,443,406
Gross Profit	2,558,722	2,571,449	1,954,533
Other Costs:			
Selling, general and administrative	1,503,001	1,652,289	1,646,438
Research and development	360,111	352,773	338,318
Amortization	63,610	80,641	80,594
Total Other Costs	1,926,722	2,085,703	2,065,350
Income (Loss) from Operations	632,000	485,746	(110,817)
Other Income (Expense), Net	23,111	39,428	38,243
Income (Loss) before Income Taxes	655,111	525,174	(72,574)
Provision for (Benefit of) Income Taxes	274,584	194,953	(18,262)
Net Income (Loss)	$ 380,527	$ 330,221	$ (54,312)
Income (Loss) per Share:			
Basic Income (Loss) per common share	$ 0.05	$ 0.04	$ (0.01)
Diluted Income (Loss) per common share	$ 0.05	$ 0.04	$ (0.01)
Basic weighted average common shares outstanding	8,067,286	8,081,890	8,193,034
Diluted weighted average common shares outstanding	8,154,570	8,152,946	8,193,034

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the years ended September 30, 2002, 2001 and 2000

	Common Stock / No Par Value			
	Number of Shares	Common Stock Amount	Retained Earnings (Deficit)	Total Stockholders' Equity
Balances, October 1, 1999	8,217,309	4,006,825	(155,885)	3,850,940
Purchases and Retirement of Common Shares	(65,447)	(147,395)	-	(147,395)
Net Loss for the Year Ended September 30, 2000	-	-	(54,312)	(54,312)
Balances, September 30, 2000	8,151,862	3,859,430	(210,197)	3,649,233
Purchases and Retirement of Common Shares	(84,050)	(110,706)	-	(110,706)
Net Income for the Year Ended September 30, 2001	-	-	330,221	330,221
Balances, September 30, 2001	8,067,812	$3,748,724	$ 120,024	$3,868,748
Purchases and Retirement of Common Shares	(26,500)	(46,878)	-	(46,878)
Net Income for the Year Ended September 30, 2002	-	-	380,527	380,527
Balances, September 30, 2002	8,041,312	$3,701,846	$ 500,551	$4,202,397

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended September 30,	2002	2001	2000
Cash Flows from Operating Activities:			
Net income (loss)	$ 380,527	$ 330,221	$ (54,312)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	84,784	118,601	118,980
Writedown of property, plant and equipment	5,300	-	-
Allowance for loans and advances to employee	-	48,384	-
Reduction of allowance for loans and advances to employee	(47,790)	-	-
Interest accrued on loans and advances to employees and related parties	(2,810)	(4,737)	(3,732)
Changes in assets and liabilities, net of effect from:			
(Increase) decrease in accounts receivable, net	267,211	22,105	(86,799)
(Increase) decrease in inventory	316,704	(21,689)	(7,338)
(Increase) decrease in deferred tax assets	28,087	104,934	(16,279)
(Increase) decrease in other assets	1,275	2,200	(2,834)
Increase in prepaid items and other current assets	(38,705)	(20,649)	(13)
Increase in accounts payable and accrued expenses and income taxes payable	70,095	101,001	15,567
Increase (decrease) in deferred tax liability	(4,923)	(1,381)	3,776
Net cash provided by (used in) operating activities	1,059,755	678,990	(32,984)
Cash Flows from Investing Activities:			
Proceeds from repayment of employee loans	57,261	6,150	3,575
Loans and advances to employees	(1,436)	(22,410)	(14,940)
Acquisition of intangible assets	(8,621)	(1,416)	-
Purchases of property, plant and equipment	(16,805)	(15,226)	(1,478)
Net cash provided by (used in) investing activities	30,399	(32,902)	(12,843)
Cash Flows from Financing Activities:			
Repurchase of common stock	(46,878)	(110,706)	(147,395)
Net cash used in financing activities	(46,878)	(110,706)	(147,395)
Net Increase (Decrease) in Cash and Cash Equivalents	1,043,276	535,382	(193,222)
Cash and Cash Equivalents, beginning of year	1,500,622	965,240	1,158,462
Cash and Cash Equivalents, end of year	$ 2,543,898	1,500,622	$ 965,240
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ -	-	$ -
Income taxes	$ 186,960	1,500	$ 2,500

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

Valley Forge Scientific Corp. ("VFSC") was incorporated on March 27, 1980 in the Commonwealth of Pennsylvania and is engaged in the business of developing, manufacturing and selling medical devices and products. On August 18, 1994, VFSC formed a wholly-owned subsidiary, Diversified Electronics Company, Inc. ("DEC"), a Pennsylvania corporation, in order to continue the operations of Diversified Electronic Corporation, a company which was merged with and into VFSC on August 31, 1994. In January 1993, VFSC formed a wholly-owned subsidiary, Valley Consumer Products, Inc. ("VCP") to market specific product lines. During each of the years reported with these financial statements VCP has been inactive. Collectively, VFSC, DEC and VCP are referred to herein as the "Company".

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying financial statements consolidate the accounts of the parent company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash equivalents to be all highly liquid investments with original maturities of three months or less. Substantially all cash and cash equivalents are held in one major financial institution.

SEGMENT INFORMATION

The Company has one operating segment that comprises its bipolar electrical generators and instrumentation products. The Company's business is conducted entirely in the United States. Significant customers are discussed elsewhere in Note 11.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities approximate fair value because of their short maturities.

REVENUE RECOGNITION

The Company sells its products to national and international distributors which include affiliates of major medical products companies. A significant part of the Company's sales are made pursuant to distribution agreements with these companies which typically provide exclusive distribution rights of specified products in a defined medical field, within a territory or territories, during the term of such agreements. The agreements typically include a price list for the specified product or products which is fixed for a period of time, after which these prices are subject to adjustment by the Company due to changes in manufacturing cost or technological improvements to the products.

Product revenue is recognized when the product has been shipped which is when the title and risk of loss has been transferred to the customer. Service revenue substantially relates to repairs of product and is recognized when the service has been completed. Revenues from license and royalty fees are recorded when earned.

The Company reduces revenue for customer returns and allowances. In addition, the Company accrues for warranty cost and other allowances based on its experience and reflects these accruals in cost of sales or administrative expense as applicable.

The Company adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101) in the first quarter of fiscal year ended September 30, 2001. The adoption of SAB 101 did not have a material impact on the Company's financial position or results of operations.

INVENTORY

Inventory is stated at the lower of cost, determined by the moving average cost method, or market. The Company provides inventory allowances based on slow-moving and obsolete inventories.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which vary from three to thirty-nine years. Leasehold improvements are being amortized over the related lease term or estimated useful lives, whichever is shorter.

Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the gains or losses are reflected in the results of operations. Routine maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS AND GOODWILL

Intangible assets, consisting of patents, licensing agreements, proprietary know-how, logos and cost of acquisition are amortized to operations under the straight-line method over their estimated useful lives or statutory lives, whichever is shorter. Acquisition costs have been capitalized and are being amortized over 5 years. All other intangible assets, except for goodwill, are being amortized over periods ranging from 15 years to 17 years.

As of October 1, 2001, the Company early-adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), which addresses the financial accounting and reporting standards for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis. Pursuant to adoption of this accounting standard, a transitional impairment test was completed, and no impairment was identified.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective October 1, 2001.

A reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of the related income tax effect, is shown in Note 5.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

RESEARCH AND DEVELOPMENT

Costs associated with development of new products are charged to operations as incurred.

ADVERTISING COSTS

Advertising expenditures relating to the advertising and marketing of the Company's products and services are expensed in the period the advertising costs are incurred. Substantially all cost of such product marketing and advertising has been borne by the Company's major distributors.

INCOME TAXES

Tax provisions and credits are recorded at enacted tax rates for taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when the determination can be made that it is more likely than not that some portion or all of the related tax assets will not be realized.

COMPREHENSIVE INCOME

The Company reports components of comprehensive income under the requirements of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity.

EARNINGS (LOSS) PER SHARE

The Company computes earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding, which include convertible debentures, stock options and warrants.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Stock compensation plans for employees are accounted for using the intrinsic value method of Accounting Principles Board Opinion No. 25 (APB 25). Under APB 25, compensation expense is determined on the measurement date, that is, the first date on which both the number of shares the employee is entitled to receive and the exercise price, if any, are known. Compensation expense, if any, is the excess of the market price of the stock over the exercise price on the measurement date. The amount of compensation expense, if any, is charged to operations over the vesting period. The Company utilizes the Black-Scholes model to value stock options for pro forma presentation of income and per share data as if the fair value-based accounting method in Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), had been used to account for stock-based compensation.

In accounting for options granted to persons other than employees (as defined under SFAS 123), the provisions under SFAS 123 were applied. As required by SFAS 123, the fair value of these options was estimated at the grant date using the Black-Scholes option pricing model.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 addresses financial reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The adoption of SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not expect the adoption of SFAS 143 to have a significant impact on the Company's future financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The primary objectives of SFAS 144 are to develop one accounting model based on the framework established in SFAS 144 for long-lived assets to be disposed of by sale, and to address significant implementation issues. The Company will adopt SFAS 144 for its fiscal year beginning October 1, 2002. The Company does not expect the adoption of SFAS 144 to have a significant impact on its future financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." SFAS 145 updates, clarifies and simplifies certain accounting pronouncements. The adoption of SFAS 145 is effective in large part for transactions occurring after May 15, 2002. SFAS 145 had no impact on the Company's financial position or results of operations in the year ended September 30, 2002 and the Company does not expect the adoption of SFAS 145 to have an impact on its future financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3. The adoption of SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a significant impact on its future financial position or results of operations.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year balances to conform to the current year's presentation.

2. ACCOUNTS RECEIVABLE

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. Accounts receivable consists of the following:

September 30,

	2002	2001
Accounts receivable	$ 385,483	$ 637,066
Less: Allowances	47,544	31,916
	$ 337,939	$ 605,150

The Company provided for estimated doubtful accounts through charges to selling, general and administrative expenses for $50,003, $26,316 and $45,635 for the years ended September 30, 2002, 2001 and 2000, respectively, and wrote-off $34,375, $19,400 and $29,183, respectively, against this allowance for these periods.

3. INVENTORY

The Company provides an allowance for slow moving and potentially obsolete inventories. Inventory consists of the following:

September 30,

	2002	2001
Finished goods	$ 87,748	$ 78,083
Work-in-process	368,068	464,533
Materials and parts	515,586	733,798
Less: Allowance for slow moving and obsolete inventory	88,570	76,878
	$ 882,832	$ 1,199,536

The Company provided for obsolete and slow moving inventory through charges to cost of sales for $52,875, $22,500 and $30,000 in the years ended September 30, 2002, 2001 and 2000, respectively, and wrote off $41,183, $110,621 and $ - 0 - , respectively, against this allowance for these periods.

4. PROPERTY, PLANT AND EQUIPMENT

September 30,

	Useful Life (years)	2002	2001
Land	-	$ 11,953	$ 11,953
Buildings and improvements	15 - 39	94,832	91,917
Furniture and fixtures	5 - 7	17,953	16,669
Laboratory equipment	5 - 10	357,544	360,644
Office equipment	5	146,984	136,578
Leasehold improvements	3 - 5	9,413	9,413
		638,679	627,174
Less: Accumulated depreciation and amortization		502,548	481,374
		$ 136,131	$ 145,800

Depreciation is reflected in both cost of sales and selling, general and administrative expenses. Total depreciation for the years ended September 30, 2002, 2001 and 2000 was $21,174, $37,961 and $38,386, respectively.

During the year, the Company entered into an agreement to sell the building in which it conducts its manufacturing operations for an amount of $117,500. The agreement was subject to certain contingencies. This agreement was cancelled by mutual consent of the parties later in the fiscal year.

5. GOODWILL

As indicated in Note 1 - Significant Accounting Policies, pursuant to SFAS 142, the Company discontinued the amortization of goodwill effective October 1, 2001.

As required by SFAS 142, a reconciliation of previously reported net income and earnings per share to the amounts adjusted for the exclusion of goodwill amortization, net of related income tax effect follows:

For the years ended September 30,

	2002	2001	2000
Reported net income (loss)	$ 380,527	$ 330,221	$ (54,312)
Add: Goodwill amortization, net of tax	$ -	$ 17,556	$ 17,556
Adjusted net income (loss)	$ 380,527	$ 347,777	$ (36,756)
Basic and diluted net income per share:			
Reported basic and diluted net income (loss) per share	$ 0.05	$ 0.04	$ (0.01)
Add: Goodwill amortization, net of tax	$ -	$ -	$ -
Adjusted basic and diluted net income (loss) per share	$ 0.05	$ 0.04	$ (0.01)

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

September 30,

	Useful Life (years)	2002	2001
Patents/trademarks/logos, licensing agreements	17	$ 569,009	$ 560,388
Proprietary know-how	15	452,354	452,354
Acquisition costs	5	55,969	55,969
		1,077,332	1,068,711
Less: Accumulated amortization		782,961	719,351
		$ 294,371	$ 349,360

Total amortization for the years ended September 30, 2002, 2001 and 2000 was $63,610, $63,084 and $63,038, respectively. Amortization for the years ended September 30, 2003, 2004, 2005, 2006 and 2007 is estimated to be $64,042, $64,042, $48,173, $30,157 and $30,157, respectively.

7. OTHER RECEIVABLES

The Company from time to time has made advances and loans to certain employees. These loans and advances are unsecured, payable on demand and have stated interest rates ranging from 4.57% to 8.20%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code as of each date of advance or loan. During the fourth quarter of fiscal year ending September 30, 2001, as a result of the termination subsequent to year end of an employee from whom approximately $49,500 remained outstanding, the Company recorded an allowance of approximately $48,400 against the amount owed by this individual. The outstanding balance was received in the first quarter of the current fiscal year.

As of September 30, 2002 and 2001, the balance of these loans net of the allowances was approximately $ - and $6,700, respectively, and is reflected on the balance sheet under the caption "prepaid expenses and other current assets".

8. RELATED PARTY TRANSACTIONS

LOANS RECEIVABLE

On July 6, 1998, Jerry L. Malis, a principal shareholder, director and officer of the Company, borrowed $15,015 from the Company. The note is payable on demand and has a stated rate of interest of 5.42%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code. The Company has additional loans due from Jerry L. Malis payable on demand with similar interest terms as stated above ranging from 4.83% to 6.97%. The collective loans, which total $53,597 as of September 30, 2002, are partially secured by 5,833 shares of common stock of the Company. As of September 30, 2002 the pledged stock had a value of approximately $9,700.

The balance of these loans is reflected on the balance sheet under the caption "prepaid expenses and other current assets" and as of September 30, 2002 and 2001, was $53,597 and $50,819, respectively, including accrued interest of $15,762 and $12,984, respectively.

CONSULTING SERVICES

During 2002, 2001 and 2000 the Company engaged R.H. Dick and Company, Inc., a corporation owned by Robert H. Dick, a director of the Company, to provide certain investment banking and consulting services. For the years ended September 30, 2002, 2001 and 2000 the Company incurred consulting fees from these services in an amount totaling $10,000, $15,000 and $5,594, respectively. As of September 30, 2002 and 2001, the Company owed R.H. Dick and Company $2,500 and $5,187, respectively. The liability is reflected on the balance sheet under the caption "accounts payable and accrued expenses".

9. LINE OF CREDIT

The Company has a line of credit of $1,000,000 with First Union National Bank which calls for interest to be charged on any loans under this line equal to the bank's national commercial rate. The line is unsecured and any borrowing under the line would be payable on demand, require monthly interest payments on any unpaid principal and a reduction of any loan balance to zero for a minimum of thirty consecutive days during each twelve month period. In addition, the loan covenant calls for a minimum tangible net worth of no less than $3,000,000 during the term of the extended line of credit. At September 30, 2002 and 2001, there were no outstanding balances under this line.

10. COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is subject from time to time to litigation arising from the normal course of business. In management's opinion, any such contingencies would be covered under its existing insurance policies or would not materially affect the Company's financial position or results of operations.

On July 25, 2001 the Company was named as a defendant in a lawsuit filed in the United States District Court for the Eastern District of Pennsylvania by a former employee alleging gender discrimination and sexual harassment. On March 2, 2002 the Company, without admitting any liability, entered into a settlement agreement and pursuant to this agreement, paid the plaintiff $37,000, an amount which was net of certain amounts due from this party. This payment is reflected in other costs under selling, general and administrative expenses for the year ended September 30, 2002.

On September 19, 2002, the Company was served with a complaint that was filed in the Superior Court of the State of Arizona, County of Maricopa, entitled Jeffrey Turner and Cathryn Turner et al v. Phoenix Children's Hospital, Inc., et al, (CV 2002-010791) in which the Company was named as one of the defendants. The plaintiffs seek an unspecified amount of damages for alleged injuries sustained in a surgery that took place in June 2000. The Company's product liability insurance carrier is providing the Company's defense in this matter. This insurance coverage has a $10,000 deductible that applies to attorney fees and damages which has been provided for in other costs under selling, general and administrative expense for the year ended September 30, 2002. In an answer that was filed on November 26, 2002, the Company denied any liability. The Company believes the claim is without merit and will vigorously defend itself in this action.

REGULATORY COMPLIANCE

The Company is subject to regulatory requirements throughout the world. In the normal course of business, these regulatory agencies may require companies in the medical industry to change their products or operating procedures, which could affect the Company. The Company regularly incurs expenses to comply with these regulations and may be required to incur additional expenses. Management is not able to estimate any additional expenditures outside the normal course of operations which will be incurred by the Company in future periods in order to comply with these regulations.

EMPLOYMENT AGREEMENTS

On September 30, 1999, the Company entered into one year employment agreements with Messrs. Malis and Gilloway effective October 1, 1999. Under the terms, the agreements provided for an annual base salary of $198,950 for Jerry L. Malis and $90,000 for Thomas J. Gilloway. Although the agreements for Messrs. Malis and Gilloway have not been further extended, the Company continued to provide compensation to them at the annual rate of $198,950 and $90,000, respectively. The base salaries for the years ended September 30, 2002, 2001 and 2000 were approximately $199,000, $199,000 and $199,000 for Jerry L. Malis and approximately $ - , $69,000 and $91,000 for Thomas J. Gilloway, respectively. Mr. Gilloway passed away on February 18, 2001 and the Company continued to pay his salary to his spouse until June 29, 2001. The amount reflected as paid to him for the year ended September 30, 2001 includes the amount paid to his spouse subsequent to his death.

Subsequent to September 30, 2002, the Compensation Committee of the Board of Directors approved a $25,000 cash bonus to Mr. Malis for services rendered during the year ended September 30, 2002. In addition, the Compensation Committee approved an increase to Mr. Malis's annual base salary to $220,000 effective October 1, 2002.

401(K) PROFIT SHARING PLANS

The Company's 401(k) Plan and Profit Sharing Plan cover full-time employees who have attained the age of 21 and have completed at least one year of service with the Company. Under the 401(k) Plan, an employee may contribute an amount up to 25% of his compensation to the Plan on a pretax basis not to exceed the current Federal limitation of $11,000 per year (as adjusted for cost of living increases). Amounts contributed to the 401(k) Plan are nonforfeitable.

Under the Profit Sharing Plan, a member in the plan participates in the Company's contributions to the Plan as of December 31 in any year, with allocations to individual accounts based on annual compensation. An employee does not fully vest in the plan until completion of three years of employment. The Board of Directors determines the Company's contributions to the plan on a discretionary basis. The Company has not made any contributions to date.

STOCK OPTION PLANS

On July 6, 1988, the Company adopted a Nonqualified Employee Stock Option Plan (the 1988 "Plan") pursuant to which 500,000 shares of Common Stock have been reserved for issuance to employees, officers, directors or consultants of the Company. Options granted pursuant to this plan were nontransferable and expired if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors. Options may be granted in such amounts and at such prices as determined by the Board of Directors, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, pursuant to the adoption of the 2001 Stock Plan (the "2001 Plan"), the 1988 plan was terminated. As of the date the plan was terminated, a total of 404,800 options had been granted and were outstanding.

On December 12, 2000, the Company adopted a Non-employee Directors Stock Option Plan ("Directors Plan") pursuant to which 150,000 shares of Common Stock have been reserved for issuance to non-employee directors of the Company. The Directors Plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to options granted under this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Under this plan, each Director, on an annual basis, shall be automatically granted 10,000 options upon the first business day after being elected a director. The options are immediately vested on the date of grant. Discretionary options granted pursuant to this plan shall be determined by the Board of Directors or a duly appointed stock option committee (the "Committee"). Options granted pursuant to this plan shall be nonqualified stock options as defined in Section 422 of the Internal Revenue Code, will be nontransferable and expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Committee. All options shall be issued at a price per share equal to the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, the Company adopted the 2001 Stock Plan (the "2001 Plan") pursuant to which 345,000 shares of Common Stock have been reserved for issuance to employees, officers and consultants of the Company. The 2001 plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Options granted pursuant to this plan are generally nontransferable, except in the event of a participant's death, in which case the options shall be transferable to the participant's designated beneficiary or as permitted by law. The options shall expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors or a duly appointed committee. Options issued to employees who are then later terminated for cause generally are immediately forfeited. Options may be granted in such amounts and at such prices as determined by the Board of Directors or the duly appointed committee, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the date of grant in the case of an incentive stock option and not less than 85% of the fair market value of the Company's Common Stock as of the date of grant in the case of a non-qualified stock option, as defined in section 422 of the Internal Revenue Code.

As referred to in Note 1, the Company has adopted the disclosure provisions of SFAS 123, "Accounting for Stock Based Compensation". As permitted under this statement, the Company retained its current method of accounting for stock compensation in accordance with APB 25. Following is a summary of the Company's various stock option plans:

	Shares	Range of Exercise Prices Per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Options outstanding at October 1, 1999	392,675	$1.56-$5.13	$2.56	3.72
Granted	-	-	-	-
Exercised	-	-	-	-
Surrendered, forfeited or expired	(104,600)	1.56-5.13	1.66	-
Options outstanding at September 30, 2000	288,075	1.94-4.25	2.88	3.68
Granted	347,000	1.13-2.75	2.01	9.38
Exercised	-	-	-	-
Surrendered, forfeited or expired	(152,000)	1.94-3.63	2.76	1.92
Options outstanding at September 30, 2001	483,075	1.13-4.25	2.29	7.39
Granted	47,500	1.85-2.75	2.42	9.64
Exercised	-	-	-	-
Surrendered, forfeited or expired	(12,725)	1.13-4.25	2.55	5.38
Options outstanding at September 30, 2002	517,850	$1.13-$4.25	$2.30	6.31

As of September 30, 2002, options to purchase 345,840 shares are exercisable at prices ranging from $1.13 to $4.25 which correspond to a weighted average exercise price of $2.56 and a weighted average remaining contractual life of 7.06 years.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for the employee stock options under the fair value method of that statement. The fair value for options granted during the years ended September 30, 2002, 2001 and 2000 was estimated at each date of grant. The fair value of these options was estimated using a Black-Scholes option valuation model with the following range of weighted average assumptions:

For the years ended September 30,

	2002	2001	2000
Risk-free interest (based on U.S. Government strip bonds on the date of grant with maturities approximating the expected option term)	3.84%-5.13%	4.56%-5.29%	-
Dividend yields	0%	0%	-
Volatility factors of the expected market price of the Company's Common Stock (based on historical data)	165.1%-169.7%	90.0%-96.0%	-
Expected life of options	10 Yrs	10 Yrs	-

The weighted average fair value of options granted during the years ended September 30, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Stock Prices Equal to Exercise Price	$2.40	$1.77	$ -
Stock Prices in Excess of Exercise Price	$ -	$ -	$ -
Stock Prices Less than Exercise Price	$ -	$2.10	$ -

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimated, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. In management's opinion existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. In accordance with SFAS 123, only stock options granted after September 30, 1995 have been included for the Company's pro forma information as follows:

For the years ended September 30,

	2002	2001	2000
Additional compensation expense, net of tax effect	$ 89,333	$ 56,328	$ -
Pro forma net income (loss)	$ 291,194	$273,893	$ (54,312)
Pro forma income (loss) per share:			
Basic	$ 0.04	$ 0.03	$ (0.01)
Diluted	$ 0.04	$ 0.03	$ (0.01)

OPERATING LEASES

The Company leases approximately 4,200 square feet of office and warehouse space in an office building in Oaks, Pennsylvania, from GMM Associates, a Pennsylvania general partnership, whose partners are Jerry L. Malis, Thomas J. Gilloway (deceased as of February 18, 2001) and Leonard I. Malis, principal shareholders, directors and/or officers of the Company. The lease which commenced on July 1, 1995 for a term of five years provided for a monthly base rent of $4,716 (with increases based on increases in the consumer price index) which include costs associated with real estate taxes, maintenance and utilities. During December 2000 the lease was extended for an additional term of five years effective as of July 1, 2000 and calls for a monthly base rent of $4,643 (with increases on June 30th of each year based on increases in the Producer Price Index). All other terms remain the same. The related expense for this lease for the years ended September 30, 2002, 2001 and 2000 was $57,740, $56,115 and $56,376, respectively. As of September 30, 2002, the Company was current on all rental obligations due the related party.

The Company has also entered into leases for certain equipment under operating lease agreements with terms ranging between two and four years.

A schedule of future minimum payments under operating leases is as follows:

Years ending September 30,

	Related Party	Other Operating
2003	$ 55,716	$ 25,119
2004	55,716	9,511
2005	41,787	8,152
2006	-	866
	$153,219	$ 43,648

11. MAJOR CUSTOMERS

For the years ended September 30, 2002, 2001 and 2000, a significant part of the Company's revenues were derived from one major customer pursuant to a distribution agreement under which the Company granted the exclusive right to sell its electrosurgical systems and other products developed by the Company in the field of neurosurgery. Revenues derived from this customer are approximately as follows:

	Revenues	Percent of Total Revenues
Year ended Sept. 30, 2002	$4,515,000	90%
Year ended Sept. 30, 2001	$4,169,000	79%
Year ended Sept. 30, 2000	$3,696,000	84%

In addition, for the years ended September 30, 2002, 2001 and 2000, revenue derived from another customer totaled approximately $347,000, $1,009,000 and $320,000, respectively, representing approximately 7%, 19% and 7%, respectively of the Company's total revenues.

At September 30, 2002 and 2001, these two customers accounted for approximately 99% and 98%, respectively, of the Company's accounts receivable.

12. STOCKHOLDERS EQUITY

COMMON STOCK

On August 26, 1999, the Company filed an amended and restated Certificate of Incorporation increasing the shares of Common Stock the Company is authorized to issue from 10,000,000 to 20,000,000 shares with no stated par value.

The holders of Common Stock have no preemptive rights and the Common stock has no redemption, sinking fund or conversion provisions. Each share of Common Stock is entitled to one vote on any matter submitted to the holders and to equal rights in the assets of the Company upon liquidation. All of the outstanding shares of Common Stock are fully paid and nonassessable.

In April 2000, the Board of Directors of the Company approved a stock repurchase program continuing a prior program whereby the Company may, from time to time, repurchase on the open market up to 200,000 shares of the Company's Common Stock. In August 2002, the Board of Directors of the Company voted to terminate the then existing program and approved a new program for the repurchase of up to 200,000 shares of the Company's Common Stock. During the fiscal years ended September 30, 2002, 2001 and 2000, the Company repurchased for retirement 26,500, 84,050 and 65,447 shares at an aggregate cost of $46,878, $110,706 and $147,395, respectively.

PREFERRED STOCK

The Company is authorized to issue 487 shares of preferred stock, $1,000 par value. The holders of the preferred stock would have no voting rights or preemptive rights. Upon liquidation of the Company, a $1,000 per share liquidating dividend must be paid upon each issued and outstanding share of preferred stock before any liquidating dividend is paid on the Common Stock. For each of the years ended September 30, 2002, 2001 and 2000, there were no issued or outstanding preferred shares, and the Company has no intention to issue any preferred stock in the immediate future.

13. EARNINGS (LOSS) PER SHARE

For the years ended September 30,

	2002	2001	2000
Basic Income (Loss) Per Share:			
Income (loss) available to common shareholders	$ 380,527	$ 330,221	$ (54,312)
Weighted average shares outstanding	8,067,286	8,081,890	8,193,034
Basic Income (Loss) Per Share	$ 0.05	$ 0.04	$ (0.01)
Diluted Income (Loss) Per Share:			
Income (Loss) available to common shareholders	$ 380,527	$ 330,221	$ (54,312)
Weighted average shares outstanding	8,067,286	8,081,890	8,193,034
Dilutive shares issuable in connection with stock plans	87,284	71,056	-
Dilutive weighted average common shares outstanding	8,154,570	8,152,946	8,193,034
Diluted Income (Loss) Per Share	$ 0.05	$ 0.04	$ (0.01)

Options to purchase 517,850, 483,075 and 288,075 shares of common stock were outstanding at September 30, 2002, 2001 and 2000, respectively, and 70,200, 70,200 and 288,075 of these shares were not included in the computation of diluted earnings per share in accordance with SFAS 128, as the potential shares are considered anti-dilutive.

14. PROVISION FOR (BENEFIT OF) INCOME TAXES

Provision for (benefit of) income taxes is as follows:

For the years ended September 30,

	2002	2001	2000
Current:			
Federal	$ 204,500	$ 74,100	$ -
State	40,200	17,300	-
	244,700	91,400	-
Deferred:			
Federal	20,703	93,840	(15,884)
State	9,181	9,713	(2,378)
	29,884	103,553	(18,262)
	$ 274,584	$194,953	$ (18,262)

The Company's effective tax rate was 41.9%, 37.2% and (25.2)% for the years ended September 30, 2002, 2001 and 2000, respectively. Reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

For the years ended September 30,

	2002	2001	2000
Computed at the expected statutory rate	34.0%	34.0%	(18.1)%
State taxes net of federal tax benefit	6.6	5.9	(6.1)
Other	1.3	(2.7)	(1.0)
	41.9%	37.2%	(25.2)%

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these temporary differences. The items that give rise to the deferred income tax assets and deferred income tax liability are as follows:

September 30,

	2002	2001	2000
Deferred Tax Asset:			
Difference in capitalization of inventory cost	$ 56,993	$ 54,499	$ 89,600
Difference in reporting bad debts	19,300	32,067	10,148
Federal and State of Pennsylvania net operating loss carryforward	-	14,527	106,005
Tax credits and other current assets	-	3,287	8,506
Total deferred tax assets	76,293	104,380	214,259
Valuation allowance	-	-	(4,945)
Total Net Deferred Tax Assets	$ 76,293	$ 104,380	$ 209,314
Deferred Tax Liability:			
Difference in reporting depreciation and amortization on long-term assets	$ 14,357	$ 19,280	$ 20,661
Total Deferred Tax Liability	$ 14,357	$ 19,280	$ 20,661

15. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and trade receivables. The Company maintains substantially all of its banking activities with one bank and cash balances throughout the year generally exceeded the federally insured limits of the FDIC and SIPC of $100,000. The Company typically invests cash balances which exceed $100,000 in money market accounts, money market mutual funds or short-term municipal securities. During a portion of 2000, the Company also invested in U.S. Treasury Securities. At September 30, 2002 and 2001, the balances the Company held in these securities was approximately $2,278,000 and $1,500,000, respectively. Management believes that its customer acceptance, billing and collection policies are adequate to minimize potential credit risk associated with trade receivables, which are principally due from two customers.

16. QUARTERLY RESULTS (UNAUDITED)

The following table presents selected unaudited quarterly operating results for the Company's eight quarters ended September 30, 2002 for continuing operations. The Company believes that all necessary adjustments have been made to present fairly the related quarterly results.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal 2002					
Net sales	$1,262,406	$1,457,798	$1,148,278	$1,153,449	$5,021,931
Gross profit	646,066	760,588	602,406	549,662	2,558,722
Operating income	211,776	199,077	153,378	67,769	632,000
Net income	127,473	117,634	90,669	44,751	380,527
Basic and diluted net income per common share	$ 0.02	$ 0.01	$ 0.01	$ 0.01	$ 0.05
Fiscal 2001					
Net sales	$1,065,106	$1,251,804	$1,554,642	$1,391,933	$5,263,485
Gross profit	494,371	669,589	803,963	603,526	2,571,449
Operating income	11,418	137,166	235,236	101,926	485,746
Net income	17,612	83,592	155,530	73,287	330,221
Basic and diluted net income per common share	$ 0.00	$ 0.01	$ 0.02	$ 0.01	$ 0.04

INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
Valley Forge Scientific Corp. and Subsidiaries
Oaks, Pennsylvania

We have audited the accompanying consolidated balance sheets of Valley Forge Scientific Corp. and Subsidiaries as of September 30, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Forge Scientific Corp. and Subsidiaries as of September 30, 2002 and 2001, and the results of operations and cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Samuel Klein and Company
SAMUEL KLEIN AND COMPANY

Newark, New Jersey
November 27, 2002

CORPORATE INFORMATION

STOCK TRADING

The Company's common stock is traded on the Nasdaq Small Cap Issues under the symbol VLFG, and is quoted on the Boston Stock Exchange under the symbol VLF. The following table presents the high and low sales prices of the Company's common stock for each calendar quarter of the fiscal years ended September 30, 2002 and 2001 reported on NASDAQ. Quotations represent price between dealers and do not necessarily represent actual transactions. None of the prices reflect retail mark-ups, markdowns or commissions.

	FY 2002		FY 2001	
	High	Low	High	Low
Quarter 1	$2.95	$2.20	$1.63	$0.87
Quarter 2	$3.15	$2.20	$3.25	$1.34
Quarter 3	$3.05	$2.38	$3.25	$1.06
Quarter 4	$2.60	$1.26	$3.20	$2.75

DIRECTORS AND OFFICERS

Jerry Malis
Chairman of the Board
CEO & President

Louis Uchitel*
Director
Private Investor

Leonard I. Malis, M.D., F.A.C.S
Director
Professor and Chairman Emeritus
of Neurosurgery
Mount Sinai School of Medicine,
New York, NY

Bruce A. Murray*
Director
Change Management Group, LLC

Robert H. Dick*
Director
Principal of R.H. Dick & Company, Inc.

* *Denotes Members of Audit and Compensation Committees*

COUNSEL

Schenkman Jennings & Howard, LLC
Princeton, NJ

INDEPENDENT AUDITORS

Samuel Klein and Company
Newark, NJ

HEADQUARTERS

136 Green Tree Rd.
PO Box 1179
Oaks, PA 19456
Phone: 610-666-7500
Fax: 610-666-7565

SECURITIES INFORMATION

Inquiries regarding the transfer requirements, lost certificates and change of address should be directed to the Transfer Agent.

ANNUAL REPORT ON FORM 10-K

The Annual Report on Form 10-K of Valley Forge Scientific Corp., filed with the Securities and Exchange Commission, may be obtained upon written request without charge. Exhibits will be provided upon written request and payment of an appropriate processing fee. Requests should be directed to:

Investor Relations
Valley Forge Scientific Corp.,
PO Box 1179 Oaks, PA 19456.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

> Our Bipolar system is a highly sophisticated computer, creating two solid state, digitally controlled waveforms, called DualWave™ technology. > The waveform parameters of our DualWave™ technology are separated, and specifically programmed for cutting and coagulation.

> Dual Wave



THE FOUNDATION OF OUR BIPOLAR ELECTROSURGICAL SYSTEMS



> COAGULATION: SAFE AND EFFECTIVE

Our **Coagulation Waveform** is unique in that it is totally non-rhythmic. The timing of the electrical bursts within the waveform are randomly spaced, and the waveform itself is random in timing so that it is truly aperiodic. The aperiocity of the waveform eliminates molecular resonance, rendering the coagulation waveform unable to cut, for exceptional safety.



> CUTTING WAVE: PRECISE, EFFECTIVE AND GENTLE



The **Bipolar Cutting System** is designed on a fully isolated, true bipolar system where cutting is provided by molecular resonance from the sine wave. Our bipolar cutting divides tissue by breaking the molecular bond. The result is a significantly safer procedure than other electrosurgical generators that cut by an advancing spark, which produces both excessive heat and current spread.



Bipolar Coagulation & Bipolar Cutting >

Our bipolar electrosurgical generators deliver both cutting and coagulation through bipolar handheld instruments. The electrical current is applied only to the tissue between the two tips of the instrument in two separate and isolated computer generated waveforms, eliminating the inherent dangers associated with monopolar electrosurgery.

Valley Forge Scientific designs, develops, manufactures and sells medical devices. We have established ourselves as a leading developer and manufacturer of bipolar electrosurgical systems and related instrumentation, based on our DualWave™ technology. The electrosurgical systems are marketed through national and international distributors.

VALLEY FORGE

> > >
> >